SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

  Information to be Included in Statements Filed Pursuant to Rules 13d-1(b),(c)
         and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. __)

                            NEOSE TECHNOLOGIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    640522108
                                 (CUSIP Number)

                                  May 21, 2002
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

              * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   640522108                13G                       Page 2 of 6 Pages
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification  No. Of Above Persons (entities only)

           George W. Haywood
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group*
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      U.S.A.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

--------------------------------------------------------------------------------
5.    Sole Voting Power                  746,165
--------------------------------------------------------------------------------
6.    Shared Voting Power                 24,200
--------------------------------------------------------------------------------
7.    Sole Dispositive Power             746,165
--------------------------------------------------------------------------------
8.    Shared Dispositive Power            24,200
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially  Owned by Each Reporting Person

                                     770,365
--------------------------------------------------------------------------------
10.   Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
11.   Percent of Class Represented By Amount in Row (9)

                                       5.4
--------------------------------------------------------------------------------
12.   Type of Reporting Person*

                                       IN
------------------
      (1) Includes 8,200 shares owned by spouse and 16,000 shares owned jointly with mother.

      *    SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a)   Name of Issuer:

            Neose Technologies, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            102 Witmer Road, Horsham, Pennsylvania 19044

Item 2(a)   Name of Person Filing:

            George W. Haywood

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            c/o Cronin & Vris, LLP, 380 Madison Avenue, 24th Floor, New York, New York 10017


Item 2(c)   Citizenship:

            U.S.A.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number

            640522108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c) , check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the
                Exchange Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the
                Investment Company Act.

            (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)
                (ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.  Ownership.

         (a)  Amount Beneficially Owned:                             770,365

         (b)  Percent of Class:                                      5.4

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:        746,165

              (ii)  shared power to vote or to direct vote:           24,200 (1)

              (iii) sole power to dispose or to direct the
                    disposition of:                                  746,165

              (iv)  shares power to dispose or to direct the
                    disposition of:                                   24,200 (1)
------------------

         (1) Includes 8,200 shares owned by spouse and 16,000 shares owned jointly with mother.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Included as shares for which there exist sole voting and dispositive power are 3,545 shares owned by Mr. Haywood's minor children, which children would have the right to the receipt of dividends from, and the proceeds from the sale of, such shares.

         Included as shares for which there exist shared voting and dispositive power are 8,200 shares owned by Mr. Haywood's spouse, which spouse would have the right to the receipt of dividends from and proceeds for the sale of such shares.

         Also included as shares for which there exist shared voting and dispositive power are 16,000 shares owned jointly by Mr. Haywood and his mother; accordingly Mr. Haywood's mother would have the joint right to the receipt of dividends from, and the proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   May 24, 2002
                                      ------------------------------------------
                                                     (Date)


                                              /s/ George W. Haywood
                                      ------------------------------------------
                                                 (Signature)


                                                George W. Haywood
                                      ------------------------------------------
                                                  (Name/Title)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).